

June 24, 2010

Harold Brand
Chief Executive Officer
CYBRA Corporation
One Executive Boulevard
Yonkers, NY 10701

> **Re: CYBRA Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 15, 2010**
> **File No. 000-52624**

Dear Mr. Brand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1. Amendment of Certificate of Incorporation, page 3

1.   Several sections of your filing indicate you intend to issue 10,000,000 shares of preferred stock. However, this section appears to imply that perhaps not all 10,000,000 shares of preferred stock will be issued in exchange for the 8% convertible debentures. Please revise your filing throughout to clarify how many shares of preferred stock you intend to issue in exchange for the 8% convertible debentures.

2.   Please revise your filing to balance detail how the issuance of the preferred stock in exchange for the 8% convertible debentures will negatively affect holders of

your common stock, including, for example, any dilutive effect on existing shareholders.

Incorporation of Financial Information, page 10

3. It appears that you must include financial information pursuant to Item 13(b)(2) of Schedule 14A (applicable to you through Item 1 of Schedule 14C). As such, it appears you must deliver with the information statement the information required by Item 13(a) to incorporate the financial statements by reference. Please advise or revise.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel